UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rules 13a-16 or 15d-16 under**
the Securities Exchange Act of 1934

Dated 24 October 2016

Commission File Number: 001-31318

**GOLD FIELDS LIMITED**
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____





# Media Release

## Gold Fields Operating Update
### September 2016 Quarter

**JOHANNESBURG. 24 October 2016** Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 30 September 2016. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.

| | | UNITED STATES DOLLARS | | |
| | | Quarter | | |
| **Key Statistics** | | **September 2016** | June 2016 | September 2015 |
|---|---|---|---|---|
| Gold produced* | oz (000) | **537** | 529 | 557 |
| Tonnes milled/treated | 000 | **8,656** | 8,372 | 8,295 |
| Revenue | US$/oz | **1,329** | 1,242 | 1,103 |
| Operating costs | US$/tonne | **41** | 42 | 45 |
| All-in sustaining costs | US$/oz | **1,026** | 1,023 | 948 |
| Total all-in cost | US$/oz | **1,038** | 1,061 | 961 |
| Net debt | US$ | **1,029** | 1,155 | 1,427 |
| Cash flow from operating activities** | US$ | **152** | 34 | 75 |

*All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production.

**Cash flow from operating activities (which is net of tax) less net capital expenditure, environmental payments and financing costs.

All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).

Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 5 per cent of Group production.

# Statement by Nick Holland, Chief Executive Officer of Gold Fields

## OVERVIEW AND UPDATE

The gold industry had a much more buoyant Q3 2016 driven by the higher US$ gold price, however, this has waned post quarter- end, with the gold price having pulled back in recent weeks. At Gold Fields, we remain focused on delivering on our strategic objectives, despite the moves in the gold price, including the positioning of the portfolio to withstand lower prices.

Regrettably, we had a fatality at South Deep during the quarter (as previously reported), following a seismic event. While we have made good progress on safety across the Group, the incident is a tragic reminder that we still have more work to do and our efforts to achieve 'zero harm' will continue.

Attributable equivalent gold production for the quarter was 4% lower YoY (2% higher QoQ) at 537koz. All-in sustaining costs (AISC) were 8% higher YoY (flat QoQ) at US$1,026/oz and all-in costs (AIC) were 8% higher YoY (2% lower QoQ) at US$1,038/oz. Year to date, both AISC and AIC are tracking below the cost guidance for the full year provided in February 2016. The average US$ gold price achieved in the quarter was 20% or US$226/oz higher YoY (7% or US$87/oz higher QoQ). The average Australian dollar for the quarter was 0.76 (4% stronger YoY and 1% stronger QoQ), while the average rand for the quarter was 14.15 (10% weaker YoY and 6% stronger QoQ).

Production from South Deep was 26% higher YoY and 9% lower QoQ at 69koz, as a result of lower reef yield due to changes in mining mix. AIC was 2% higher YoY and 4% lower QoQ at R599,245/kg (US$1,317/oz). Destress mining decreased by 35% QoQ to 6,340 square metres due to the combined effect of the earlier than anticipated full adoption of the high profile destress method and the fatality which resulted in the cessation of destress mining across the operation for a two-week period. High profile destress accounted for 90% of total destress meters in Q3 2016.

Managed production in Ghana for Q3 2016 was 188koz, down 3% YoY (up 14% QoQ), with AIC of US$999/oz, up 4% YoY (down 7% QoQ). Gold equivalent production at Cerro Corona was 23% lower YoY and 5% lower QoQ at 61koz, with AIC of US$765 per equivalent ounce, up 2% YoY (up 28% QoQ). The Australian region produced 237koz for the quarter, down 5% YoY (down 1% QoQ), with AIC of A$1,303/oz (US$991/oz), up 11% YoY (up 2% QoQ).

## Net cash flow and net debt

On the back of the increase in the US$ gold price during Q3 2016 and a favourable working capital movement, the net cash flow from operating activities (net of tax) less net capital expenditure, environmental payments and financing costs for the quarter was US$152m, 2.5 times more than the net cash flow reported for H1 2016 (US$60m). Consequently, the net debt balance further reduced during the quarter to US$1,029m (30 June 2016: US$1,155m). We remain on track to beat our net debt to EBITDA target of 1x by year-end.

## FY16 outlook intact

Guidance (upgraded in August 2016) for attributable equivalent gold production for the Group for 2016 remains unchanged at between 2.10Moz and 2.15Moz. AISC is expected to be between US$1,000/oz and US$1,010/oz and AIC is expected to be between US$1,035/oz and US$1,045/oz – both unchanged from the guidance provided in February 2016.

## Damang Reinvestment Project Approved

As detailed in a separate release this morning, we are pleased to announce the Damang Reinvestment Project. The Project requires a cut back of the previously mined Damang pit and will result in an 8-year life of mine to 2024, with average annual production of about 225koz and AIC of US$950/oz over the life. At a gold price of US$1,200/oz, the project has double-digit return metrics. The decision to reinvest in Damang would not have been possible without the Development Agreement (signed in March 2016) and we thank the Government of Ghana for creating an enabling environment for investment.

## Gold Fields rated top SA mining company on the DJSI

In September, Gold Fields was ranked the top South African mining company on the prestigious Dow Jones Sustainability Index (DJSI) benchmarking database.

The 2016 DJSI benchmarking database, indicates that Gold Fields' sustainability practices rank with the best of resources companies worldwide. Gold Fields is ranked fifth in terms of all 44 mining companies on the DJSI and the third best global gold company.

## Native claim at St Ives

Following the decision of the Full Federal Court in favour of St Ives, the Ngadju group applied for permission to appeal that decision to the High Court of Australia. On 14 October 2016, that request was declined by the High Court, leaving no other opportunity for review or appeal. St Ives continues to engage with the Ngadju group in relation to routine heritage surveys and other matters.

N.J. Holland
Chief Executive Officer
24 October 2016

## Stock data for the 3 months ended 30 September 2016

| Number of shares in issue | | NYSE – (GFI) | |
|---|---|---|---|
| – at end 30 September 2016 | 820,577,431 | Range – Quarter | US$4.75 – US$6.45 |
| – average for the quarter | 820,557,923 | Average Volume – Quarter | 5,548,086 shares/day |
| Free Float | 100 per cent | JSE Limited – (GFI) | |
| ADR Ratio | 1:1 | Range – Quarter | ZAR65.90 – ZAR91.00 |
| Bloomberg/Reuters | GFISJ/GFLJ.J | Average Volume – Quarter | 2,655,288 shares/day |

# Salient feature and cost benchmarks

Salient features and cost benchmarks for the quarters ended 30 September 2016, 30 June 2016 and 30 September 2015

| UNITED STATES DOLLARS | | Total Mine Operations | South Africa Region | West Africa Region | | | | South America Region |
|---|---|---|---|---|---|---|---|---|
| | | | | | Ghana | | | Peru |
| | | | South Deep | Total | Tarkwa | Damang | | Cerro Corona |
| **Operating Results** | | | | | | | | |
| Ore milled/treated (000 tonnes) | September 2016 | **8,656** | **539** | **4,604** | **3,475** | **1,129** | | **1,709** |
| | June 2016 | 8,372 | 601 | 4,271 | 3,300 | 971 | | 1,775 |
| | September 2015 | 8,295 | 387 | 4,538 | 3,415 | 1,123 | | 1,753 |
| Yield (grams per tonne) | September 2016 | **2.0** | **#4.0** | **1.3** | **1.3** | **1.1** | | **1.1** |
| | June 2016 | 2.0 | 4.0 | 1.2 | 1.3 | 1.0 | | 1.1 |
| | September 2015 | 2.1 | 4.4 | 1.3 | 1.4 | 1.2 | | 1.4 |
| Gold produced (000 managed equivalent ounces) | September 2016 | **555.4** | **69.4** | **187.5** | **148.6** | **38.9** | | **61.2** |
| | June 2016 | 546.0 | 76.5 | 164.4 | 134.1 | 30.2 | | 64.6 |
| | September 2015 | 576.5 | 54.9 | 193.8 | 149.4 | 44.4 | | 79.2 |
| Gold sold (000 managed equivalent ounces) | September 2016 | **557.1** | **69.4** | **187.5** | **148.6** | **38.9** | | **62.9** |
| | June 2016 | 540.0 | 76.5 | 164.4 | 134.1 | 30.2 | | 58.6 |
| | September 2015 | 576.0 | 54.9 | 193.8 | 149.4 | 44.4 | | 78.6 |
| Net operating costs (dollar million) | September 2016 | **(353.6)** | **(71.7)** | **(116.0)** | **(89.0)** | **(27.1)** | | **(37.6)** |
| | June 2016 | (335.6) | (68.7) | (108.4) | (78.2) | (30.2) | | (29.7) |
| | September 2015 | (366.5) | (62.8) | (133.8) | (85.9) | (47.8) | | (35.3) |
| Gold price received (dollar per equivalent ounce) | September 2016 | **1,329** | **1,315** | **1,333** | **1,333** | **1,329** | | **1,297** |
| | June 2016 | 1,242 | 1,248 | 1,252 | 1,252 | 1,259 | | 1,162 |
| | September 2015 | 1,103 | 1,157 | 1,126 | 1,126 | 1,124 | | 908 |
| Operating costs (dollar per tonne) | September 2016 | **41** | **133** | **26** | **26** | **26** | | **21** |
| | June 2016 | 42 | 114 | 26 | 24 | 30 | | 21 |
| | September 2015 | 45 | 162 | 30 | 25 | 43 | | 21 |
| All-in-sustaining costs (dollar per ounce) | September 2016 | **1,017** | **1,289** | **999** | **950** | **1,182** | | **765** |
| | June 2016 | 1,015 | 1,268 | 1,072 | 991 | 1,427 | | 599 |
| | September 2015 | 942 | 1,404 | 962 | 872 | 1,272 | | 747 |
| Total all-in-cost (dollar per ounce) | September 2016 | **1,020** | **1,317** | **999** | **950** | **1,182** | | **765** |
| | June 2016 | 1,022 | 1,293 | 1,072 | 991 | 1,427 | | 599 |
| | September 2015 | 945 | 1,431 | 962 | 872 | 1,272 | | 747 |
| Sustaining capital expenditure (dollar million) | September 2016 | **(173.2)** | **(14.9)** | **(52.2)** | **(36.6)** | **(15.6)** | | **(14.9)** |
| | June 2016 | (173.0) | (25.8) | (53.7) | (43.4) | (10.3) | | (7.6) |
| | September 2015 | (139.7) | (12.9) | (42.7) | (36.8) | (5.9) | | (18.5) |
| Non-sustaining capital expenditure (dollar million) | September 2016 | **(1.9)** | **(1.9)** | **-** | **-** | **-** | | **-** |
| | June 2016 | (1.9) | (1.9) | - | - | - | | - |
| | September 2015 | (1.5) | (1.5) | - | - | - | | - |
| Total capital expenditure (dollar million) | September 2016 | **(175.1)** | **(16.8)** | **(52.2)** | **(36.6)** | **(15.6)** | | **(14.9)** |
| | June 2016 | (174.9) | (27.7) | (53.7) | (43.4) | (10.3) | | (7.6) |
| | September 2015 | (141.4) | (14.4) | (42.7) | (36.8) | (5.9) | | (18.5) |

# Excluding surface sources, underground yield was 5.04g/t compared with 5.66g/t in the June quarter.

| | | UNITED STATES DOLLARS | | | | | AUSTRALIAN DOLLARS | | | | | SOUTH AFRICAN RAND |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Australia Region | | | | | Australia Region | | | | | South Africa Region |
| | | Total | St Ives | Agnew/ Lawlers | Darlot | Granny Smith | Total | St Ives | Agnew/ Lawlers | Darlot | Granny Smith | South Deep |
| **Operating Results** | | | | | | | | | | | | |
| Ore milled/treated (000 tonnes) | September 2016 | **1,804** | **1,005** | **312** | **111** | **376** | **1,804** | **1,005** | **312** | **111** | **376** | **539** |
| | June 2016 | 1,725 | 950 | 282 | 130 | 363 | 1,725 | 950 | 282 | 130 | 363 | 601 |
| | September 2015 | 1,617 | 837 | 294 | 125 | 361 | 1,617 | 837 | 294 | 125 | 361 | 387 |
| Yield (grams per tonne) | September 2016 | **4.1** | **2.8** | **5.8** | **4.3** | **6.0** | **4.1** | **2.8** | **5.8** | **4.3** | **6.0** | **4.0** |
| | June 2016 | 4.3 | 2.9 | 6.3 | 4.4 | 6.5 | 4.3 | 2.9 | 6.3 | 4.4 | 6.5 | 4.0 |
| | September 2015 | 4.7 | 3.0 | 6.1 | 6.3 | 7.1 | 4.7 | 3.0 | 6.1 | 6.3 | 7.1 | 4.4 |
| Gold produced (000 managed equivalent ounces) | September 2016 | **237.3** | **91.5** | **57.8** | **15.3** | **72.8** | **237.3** | **91.5** | **57.8** | **15.3** | **72.8** | **2,160** |
| | June 2016 | 240.7 | 88.8 | 57.2 | 18.5 | 76.2 | 240.7 | 88.8 | 57.2 | 18.5 | 76.2 | 2,378 |
| | September 2015 | 248.6 | 83.6 | 57.5 | 25.4 | 82.1 | 248.6 | 83.6 | 57.5 | 25.4 | 82.1 | 1,709 |
| Gold sold (000 managed equivalent ounces) | September 2016 | **237.3** | **91.5** | **57.8** | **15.3** | **72.8** | **237.3** | **91.5** | **57.8** | **15.3** | **72.8** | **2,160** |
| | June 2016 | 240.7 | 88.8 | 57.2 | 18.5 | 76.2 | 240.7 | 88.8 | 57.2 | 18.5 | 76.2 | 2,378 |
| | September 2015 | 248.6 | 83.6 | 57.5 | 25.4 | 82.1 | 248.6 | 83.6 | 57.5 | 25.4 | 82.1 | 1,709 |
| Net operating costs* (million) | September 2016 | **(128.3)** | **(46.2)** | **(34.4)** | **(13.1)** | **(34.7)** | **(168.5)** | **(60.8)** | **(45.1)** | **(17.1)** | **(45.5)** | **(1,021.8)** |
| | June 2016 | (128.8) | (44.3) | (35.4) | (14.7) | (34.4) | (172.6) | (59.4) | (47.4) | (19.6) | (46.1) | (1,034.3) |
| | September 2015 | (134.6) | (45.9) | (37.5) | (16.9) | (34.3) | (185.5) | (64.2) | (51.3) | (22.9) | (47.1) | (803.2) |
| Gold price received (dollar per equivalent ounce) | September 2016 | **1,339** | **1,337** | **1,344** | **1,348** | **1,338** | **1,761** | **1,759** | **1,768** | **1,764** | **1,759** | **600,694** |
| | June 2016 | 1,254 | 1,254 | 1,243 | 1,256 | 1,262, | 1,681 | 1,681 | 1,667 | 1,684 | 1,694 | 604,668 |
| | September 2015 | 1,133 | 1,128 | 1,126 | 1,172 | 1,132 | 1,553 | 1,561 | 1,547 | 1,573 | 1,547 | 471,094 |
| Operating costs (dollar per tonne) | September 2016 | **73** | **45** | **122** | **119** | **95** | **96** | **59** | **161** | **155** | **125** | **1,882** |
| | June 2016 | 78 | 52 | 119 | 116 | 99 | 104 | 69 | 160 | 155 | 133 | 1,714 |
| | September 2015 | 84 | 59 | 120 | 128 | 97 | 115 | 81 | 165 | 175 | 133 | 2,088 |
| All-in-sustaining costs (dollar per ounce) | September 2016 | **991** | **1,050** | **955** | **1,286** | **885** | **1,303** | **1,383** | **1,246** | **1,688** | **1,167** | **586,712** |
| | June 2016 | 950 | 976 | 1,034 | 1,167 | 805 | 1,275 | 1,311 | 1,383 | 1,574 | 1,081 | 615,697 |
| | September 2015 | 859 | 879 | 1,025 | 906 | 699 | 1,177 | 1,229 | 1,401 | 1,232 | 957 | 578,051 |
| Total all-in-cost (dollar per ounce) | September 2016 | **991** | **1,050** | **955** | **1,286** | **885** | **1,303** | **1,383** | **1,246** | **1,688** | **1,167** | **599,245** |
| | June 2016 | 950 | 976 | 1,034 | 1,167 | 805 | 1,275 | 1,311 | 1,383 | 1,574 | 1,081 | 627,233 |
| | September 2015 | 859 | 879 | 1,025 | 906 | 699 | 1,177 | 1,229 | 1,401 | 1,232 | 957 | 589,823 |
| Sustaining capital* (million) | September 2016 | **(91.2)** | **(43.1)** | **(16.8)** | **(5.4)** | **(25.9)** | **(120.0)** | **(56.8)** | **(21.9)** | **(7.1)** | **(34.2)** | **(207.1)** |
| | June 2016 | (85.9) | (36.6) | (20.2) | (5.9) | (23.2) | (115.3) | (49.1) | (27.0) | (7.9) | (31.3) | (392.9) |
| | September 2015 | (65.9) | (22.3) | (18.6) | (5.0) | (19.3) | (89.4) | (31.0) | (25.3) | (6.8) | (26.3) | (166.3) |
| Non-sustaining capital* (million) | September 2016 | **-** | **-** | **-** | **-** | **-** | **-** | **-** | **-** | **-** | **-** | **(27.1)** |
| | June 2016 | - | - | - | - | - | - | - | - | - | - | (27.4) |
| | September 2015 | - | - | - | - | - | - | - | - | - | - | (20.2) |
| Total capital expenditure* (million) | September 2016 | **(91.2)** | **(43.1)** | **(16.8)** | **(5.4)** | **(25.9)** | **(120.0)** | **(56.8)** | **(21.9)** | **(7.1)** | **(34.2)** | **(234.2)** |
| | June 2016 | (85.9) | (36.6) | (20.2) | (5.9) | (23.2) | (115.3) | (49.1) | (27.0) | (7.9) | (31.3) | (420.3) |
| | September 2015 | (65.9) | (22.3) | (18.6) | (5.0) | (19.3) | (89.4) | (31.0) | (25.3) | (6.8) | (26.3) | (186.5) |

Average exchange rates were US$1 = R14.15, US$1 = R14.99 and US$1 = R12.86 for the September 2016, June 2016 and September 2015 quarters, respectively. The Australian/US dollar exchange rates were A$1 = US$0.76, A$1 = US$0.75 and A$1 = US$0.73 for the September 2016, June 2016 and September 2015 quarters, respectively.

# Review of Operations

Quarter ended 30 September 2016 compared with
quarter ended 30 June 2016

## South Africa region

### South Deep Project

|  |  | Sept 2016 | June 2016 |
|---|---|---|---|
| Gold produced | 000'oz | **69.4** | 76.5 |
|  | kg | **2,160** | 2,378 |
| Yield – underground reef | g/t | **5.04** | 5.66 |
| AISC | R/kg | **586,712** | 615,697 |
|  | US$/oz | **1,289** | 1,268 |
| AIC | R/kg | **599,245** | 627,233 |
|  | US$/oz | **1,317** | 1,293 |

As previously mentioned, South Deep had a fatal accident during the September quarter. Mr Vakele Thafeni was fatally injured in a seismic related rock burst accident. Our sincere condolences go out to the family, friends and colleagues of Mr Thafeni.

Gold production decreased by 9 per cent from 2,378 kilograms (76,500 ounces) in the June quarter to 2,160 kilograms (69,400 ounces) in the September quarter mainly due to a 11 per cent decrease in recovered head grade and the knock-on effect of the fatal accident. Mining operations halted for 10 production shifts with an estimated loss of 32,000 tonnes and 150 kilograms of gold (4,800 ounces).

Underground reef tonnes milled increased by 2 per cent from 419,000 tonnes in the June quarter to 427,000 tonnes in the September quarter. Total tonnes milled decreased by 10 per cent from 601,000 tonnes to 539,000 tonnes due to a decrease in surface re-mining material milled. Re-mining of surface material was stopped in August to allow for processing of backlog underground tonnes. Total tonnes milled in the September quarter included 26,000 tonnes of underground development waste mined and 86,000 tonnes of surface tailings material compared with 24,000 tonnes of underground development waste mined and 158,000 tonnes of surface tailings material in the June quarter. Underground reef yield decreased by 11 per cent from 5.66 grams per tonne to 5.04 grams per tonne mainly due to increased volumes from typically lower grade development activities and due to a reduction in volumes from 3 West section, which at grades averaging between 7.0 grams per tonne and 8.0 grams per tonne, represents the highest grade section of the mine. Mining rates in 3 West section were deliberately lowered to mitigate the risk of seismic activity associated with a prominent geological structure. In addition, the reef yield was negatively impacted by a 3 per cent increase in contribution in footwall waste development as a result of the acceleration in development to increase longhole stope availability.

Development increased by 1 per cent from 1,786 metres in the June quarter to 1,812 metres in the September quarter to promote longhole stope availability. New mine capital development (phase one, sub 95 level) decreased by 9 per cent from 224 metres in the June quarter to 204 metres in the September quarter. This decrease was due to over achievement in the June quarter, but in line with the September quarter plan. Development in the current mine areas in 95 level and above increased by 3 per cent from 1,562 metres to 1,608 metres. Destress mining decreased by 35 per cent from 9,687 square metres in the June quarter to 6,340 square metres in the

September quarter. Low profile destress mining decreased by 83 per cent from 3,605 square metres to 621 square metres due to two low profile destress cuts reaching final limits and due to the strategic decision to convert, earlier than anticipated, the remaining low profile destress cut to the high profile method, in the September quarter, as previously communicated. Hanging wall ripping activities in the completed destress cuts to achieve required excavation heights, increased by 50 per cent from 10,500 tonnes in the June quarter to 15,700 tonnes in the September quarter, in order to provide early access to longhole stopes. One of the advantages of high profile destress mining is that ripping activities will no longer be required. High profile destress reduced by 6 per cent from 6,082 square metres to 5,719 square metres mainly due to ground support rehabilitation. This being mitigated by the roll out of large localised pillars. The high profile and low profile methods contributed 90 per cent and 10 per cent, respectively, to total destress mining in the quarter. Longhole stoping achieved for the quarter was 192,000 tonnes which is a record for the mine.

The current mine (95 level and above) contributed 64 per cent of the ore tonnes in the September quarter, while the new mine (below 95 level) contributed 36 per cent. The long-hole stoping method accounted for 48 per cent of total ore tonnes mined in the September quarter compared with 39 per cent in the June quarter.

Operating costs decreased by 1 per cent from R1,034 million (US$69 million) to R1,022 million (US$72 million) mainly due to lower bonuses paid in line with lower production, which was partially offset by higher electricity expenditure due to the inclusion of two months of winter tariff in the September quarter as opposed to one month only in the June quarter.

Capital expenditure decreased by 44 per cent from R420 million (US$28 million) in the June quarter to R234 million (US$17 million) in the September quarter. The higher spending in the June quarter related to purchase of fleet and mining accommodation for employees.

Sustaining capital expenditure decreased by 47 per cent from R393 million (US$26 million) in the June quarter to R207 million (US$15 million) in the September quarter mainly due to additional fleet and the purchase of mining accommodation for employees in the June quarter. Non-sustaining capital expenditure was similar at R27 million (US$2 million).

All-in sustaining costs decreased by 5 per cent from R615,697 per kilogram (US$1,268 per ounce) in the June quarter to R586,712 per kilogram (US$1,289 per ounce) in the September quarter mainly due to decreased operating costs and lower sustaining capital expenditure, partially offset by decreased gold sold.

Total all-in cost decreased by 4 per cent from R627,233 per kilogram (US$1,293 per ounce) in the June quarter to R599,245 per kilogram (US$1,317 per ounce) in the September quarter due to the same reasons as for all-in-sustaining costs.

## West Africa region

### GHANA

**Tarkwa**

|  |  | Sept 2016 | June 2016 |
|---|---|---|---|
| Gold produced | 000'oz | **148.6** | 134.1 |
| Yield | g/t | **1.33** | 1.26 |
| AISC and AIC | US$/oz | **950** | 991 |

Gold production increased by 11 per cent from 134,100 ounces in the June quarter to 148,600 ounces in the September quarter due to higher plant throughput and yield.

Total tonnes mined, including capital stripping, decreased by 2 per cent from 26.0 million tonnes in the June quarter to 25.3 million tonnes in the September quarter. Ore tonnes mined increased by 6 per cent from 3.4 million tonnes to 3.6 million tonnes. Operational waste tonnes mined increased by 33 per cent from 8.4 million tonnes to 11.2 million tonnes while capital waste tonnes mined decreased by 26 per cent from 14.2 million tonnes to 10.5 million tonnes. Grade mined increased from 1.37 grams per tonne to 1.41 grams per tonne. The strip ratio decreased from 7.0 to 6.5.

The CIL plant throughput increased by 5 per cent from 3.30 million tonnes in the June quarter to 3.48 million tonnes in the September quarter due to more effective plant utilisation. Realised yield increased by 6 per cent from 1.26 grams per tonne to 1.33 grams per tonne due to higher feed grades processed in line with the mining plan.

Net operating costs, including gold-in-process movements, increased by 14 per cent from US$78 million to US$89 million due to higher ore tonnes mined and higher plant throughput.

Capital expenditure decreased by 14 per cent from US$43 million to US$37 million due to lower expenditure on deferred stripping as a result of lower capital tonnes mined.

All-in sustaining costs and total all-in cost decreased by 4 per cent from US$991 per ounce in the June quarter to US$950 per ounce in the September quarter due to increased gold sold and lower capital expenditure, partially offset by higher net operating costs.

**Damang**

|  |  | Sept 2016 | June 2016 |
|---|---|---|---|
| Gold produced | 000'oz | **38.9** | 30.2 |
| Yield | g/t | **1.07** | 0.97 |
| AISC and AIC | US$/oz | **1,182** | 1,427 |

Gold production increased by 29 per cent from 30,200 ounces in the June quarter to 38,900 ounces in the September quarter mainly due to higher tonnes processed and higher yield.

Total tonnes mined, including capital stripping, decreased by 9 per cent from 5.3 million tonnes in the June quarter to 4.8 million tonnes in the September quarter due to lower equipment availability, related to the age of the equipment.

Ore tonnes mined were similar at 0.6 million. Total waste tonnes mined decreased by 11 per cent from 4.7 million tonnes in the June quarter to 4.2 million tonnes in the September quarter. Head grade

mined decreased by 12 per cent from 1.37 grams per tonne to 1.20 grams per tonne. The strip ratio decreased from 8.1 to 7.1.

Yield increased by 10 per cent from 0.97 grams per tonne to 1.07 grams per tonne due to a 2 per cent increase in plant recovery from 90 per cent to 92 per cent and due to higher grade realised from stockpile ore processed as current mining volumes are not sufficient to fill the plant. For the September quarter, 0.41 million tonnes of fresh ore and oxides were milled at an average grade of 1.21 grams per tonne and 0.72 million tonnes of stockpiles were milled at an average grade of 1.18 grams per tonne. This compared with 0.48 million tonnes of fresh ore and oxides milled at an average grade of 1.28 grams per tonne and 0.49 million tonnes of stockpiles milled at an average grade of 0.79 gram per tonne for the June quarter.

As a consequence, tonnes processed increased by 16 per cent from 0.97 million tonnes in the June quarter to 1.13 million tonnes in the September quarter.

Net operating costs, including gold-in-process movements, decreased by 10 per cent from US$30 million to US$27 million mainly due to a gold-in-process credit to cost of US$2 million in the September quarter compared with a charge to cost of US$1 million in the June quarter.

Capital expenditure increased by 60 per cent from US$10 million to US$16 million with the majority spent on capital waste stripping, engineering projects and Rex infill drilling.

All-in sustaining costs and total all-in cost decreased by 17 per cent from US$1,427 per ounce in the June quarter to US$1,182 per ounce in the September quarter mainly due to higher gold sold and lower net operating costs, partially offset by higher capital expenditure.

## South America region

### PERU

**Cerro Corona**

|  |  | Sept 2016 | June 2016 |
|---|---|---|---|
| Gold produced | 000'oz | **35.1** | 35.7 |
| Copper produced | tonnes | **7,293** | 7,642 |
| Total equivalent gold produced | 000'eq oz | **61.2** | 64.6 |
| Total equivalent gold sold | 000'eq oz | **62.9** | 58.6 |
| Yield – gold | g/t | **0.67** | 0.65 |
| – copper | per cent | **0.44** | 0.45 |
| – combined | eq g/t | **1.11** | 1.13 |
| AISC and AIC | US$/oz | **765** | 599 |
| AISC and AIC | US$/eq oz | **945** | 750 |
| Gold price* | US$/oz | **1,334** | 1,252 |
| Copper price* | US$/t | **4,768** | 4,742 |

\* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production decreased by 2 per cent from 35,700 ounces in the June quarter to 35,100 ounces in the September quarter. Copper production decreased by 5 per cent from 7,642 tonnes to 7,293 tonnes. Equivalent gold production decreased by 5 per cent from 64,600 ounces to 61,200 ounces. The decrease in gold and copper production was mainly due to lower ore milled as a result of scheduled maintenance at the plant during the September quarter. Gold head grade increased from 0.98 grams per tonne to 1.00

grams per tonne and copper head grade was similar at 0.51 per cent. Gold recoveries increased from 66.3 per cent to 66.5 per cent and copper recoveries decreased from 88.0 per cent to 86.0 per cent. As a result, gold yield increased by 3 per cent from 0.65 grams per tonne to 0.67 grams per tonne and copper yield decreased 2 per cent from 0.45 per cent to 0.44 per cent.

In the September quarter, concentrate with a payable content of 36,200 ounces of gold was sold at an average price of US$1,334 per ounce and 7,479 tonnes of copper was sold at an average price of US$3,974 per tonne, net of treatment and refining charges. This compared with 32,900 ounces of gold that was sold at an average price of US$1,252 per ounce and 6,895 tonnes of copper that was sold at an average price of US$4,028 per tonne, net of treatment and refining charges, in the June quarter.

Total tonnes mined decreased by 1 per cent from 3.65 million tonnes in the June quarter to 3.60 million tonnes in the September quarter mainly due to lower waste mined in line with the mining sequence. Ore mined decreased by 1 per cent from 1.80 million tonnes to 1.78 million tonnes. Operational waste tonnes mined decreased by 2 per cent from 1.85 million tonnes to 1.82 million tonnes.

Ore processed decreased by 4 per cent from 1.78 million tonnes in the June quarter to 1.71 million tonnes in the September quarter mainly due to lower throughput (829 tonnes per hour in the September quarter vs 835 tonnes per hour in June quarter) due to increased ore hardness and lower plant availability (93 per cent in September quarter vs 96 per cent in June quarter) due to maintenance activities.

Net operating costs, including gold-in-process movements, increased by 27 per cent from US$30 million to US$38 million mainly due to a US$3 million gold-in-process charge to cost in the September quarter compared with a US$7 million credit to cost in the June quarter, both related to shipment schedules of concentrate stock.

Capital expenditure increased by 88 per cent from US$8 million to US$15 million due to more construction activities at the tailings dam and waste storage facilities as a result of the dry season.

All-in sustaining costs and total all-in cost per gold ounce increased by 28 per cent from US$599 per ounce in the June quarter to US$765 per ounce in the September quarter mainly due to higher net operating costs and higher capital expenditure, partially offset by higher gold sold and higher copper by-product credits. All-in sustaining costs and total all-in costs per equivalent ounce increased by 26 per cent from US$750 per equivalent ounce to US$945 per equivalent ounce due to the same reasons as above.

## Australia region

**St Ives**

| | | Sept 2016 | June 2016 |
|---|---|---|---|
| Gold produced | 000'oz | **91.5** | 88.8 |
| Yield – underground | g/t | **4.50** | 5.79 |
| – surface | g/t | **2.47** | 2.42 |
| – combined | g/t | **2.83** | 2.91 |
| AISC and AIC | A$/oz | **1,383** | 1,311 |
| | US$/oz | **1,050** | 976 |

Gold production increased by 3 per cent from 88,800 ounces in the June quarter to 91,500 ounces in the September quarter.

At the underground operations, ore tonnes mined increased by 4 per cent from 151,000 tonnes in the June quarter to 157,000 tonnes in the September quarter. Head grade decreased by 13 per cent from 5.52 grams per tonne to 4.78 grams per tonne due to scheduling delays in high grade areas which related to rehabilitation required after seismic activity during the September quarter.

At the open pit operations, ore tonnes mined decreased by 7 per cent from 1,035,000 tonnes in the June quarter to 962,000 tonnes in the September quarter. Grade mined increased by 11 per cent from 2.29 grams per tonne to 2.54 grams per tonne. The decreased tonnes and higher grade were due to the completion of the low grade A5 open pit during the September quarter. Mining at A5 was undertaken to supplement production while the higher grade Neptune pit was being stripped.

Operational waste tonnes mined decreased by 29 per cent from 3.1 million tonnes in the June quarter to 2.2 million tonnes in the September quarter. Capital waste tonnes mined increased by 10 per cent from 7.0 million tonnes to 7.7 million tonnes. Total material movements at the open pits decreased by 1 per cent from 11.1 million tonnes to 10.9 million tonnes. The strip ratio increased from 9.6 to 10.3 due to the closure of the A5 pit.

Throughput at the Lefroy mill increased by 6 per cent from 950,000 tonnes in the June quarter to 1,005,000 tonnes in the September quarter. The mill was closed for the last week of the June quarter and first week of the September quarter for the installation of a new electrical control block for the Sag mill. The installation of a new electrical control block was successfully completed in July, one week ahead of schedule. This contributed to the increased ore feed. Yield decreased by 3 per cent from 2.91 grams per tonne to 2.83 grams per tonne due to reduced underground grade mined.

Net operating costs, including gold-in-process movements, increased by 3 per cent from A$59 million (US$44 million) to A$61 million (US$46 million) mainly due to a A$1 million (US$1 million) gold-in-process charge to cost in the September quarter compared with a A$6 million (US$5 million) credit to cost in the June quarter. This was partially offset by reduced mining costs in the open pits with activity moving towards pre-strip.

Capital expenditure increased by 16 per cent from A$49 million (US$37 million) to A$57 million (US$43 million) mainly due to increased expenditure on pre-stripping at the open pits, mainly at Neptune.

All-in sustaining costs and total all-in cost increased by 5 per cent from A$1,311 per ounce (US$976 per ounce) in the June quarter to A$1,383 per ounce (US$1,050 per ounce) in the September quarter due to higher net operating costs and capital expenditure, partially offset by increased gold sold.

**Agnew/Lawlers**

| | | Sept 2016 | June 2016 |
|---|---|---|---|
| Gold produced | 000'oz | **57.8** | 57.2 |
| Yield | g/t | **5.78** | 6.30 |
| AISC and AIC | A$/oz | **1,246** | 1,383 |
| | US$/oz | **955** | 1,034 |

Gold production increased by 1 per cent from 57,200 ounces in the June quarter to 57,800 ounces in the September quarter.

Ore mined from underground increased by 16 per cent from 279,000 tonnes in the June quarter to 325,000 tonnes in the September quarter due to the availability of additional ore development headings with the completion of key development rehabilitation activities. Head grade mined decreased from 6.42 grams per tonne to 6.25 grams per tonne.

Tonnes processed increased by 11 per cent from 282,000 tonnes in the June quarter to 312,000 tonnes in the September quarter. The combined yield decreased by 8 per cent from 6.30 grams per tonne to 5.78 grams per tonne due to a gold-in-circuit build-up of 1,800 ounces during the September quarter compared with a drawdown of 2,600 ounces in the June quarter.

Net operating costs, including gold-in-process movements, decreased by 4 per cent from A$47 million (US$35 million) to A$45 million (US$34 million) mainly due to a A$5 million (US$4 million) gold-in-circuit credit to cost in the September quarter compared with a A$2 million (US$2 million) charge to cost in the June quarter.

Capital expenditure decreased by 19 per cent from A$27 million (US$20 million) to A$22 million (US$17 million) mainly due to less capital development at Waroonga with the completion of the Waroonga North exploration drive.

All-in sustaining costs and total all-in cost decreased by 10 per cent from A$1,383 per ounce (US$1,034 per ounce) in the June quarter to A$1,246 per ounce (US$955 per ounce) in the September quarter due to increased gold sold, lower net operating costs and lower capital expenditure.

**Darlot**

| | | Sept 2016 | June 2016 |
|---|---|---|---|
| Gold produced | 000'oz | 15.3 | 18.5 |
| Yield | g/t | 4.27 | 4.42 |
| AISC and AIC | A$/oz | 1,688 | 1,574 |
| | US$/oz | 1,286 | 1,167 |

Gold production decreased by 17 per cent from 18,500 ounces in the June quarter to 15,300 ounces in the September quarter due to lower underground grades mined.

Ore mined from underground increased by 5 per cent from 104,500 tonnes to 109,300 tonnes. Head grade mined decreased from 5.78 grams per tonne in the June quarter to 4.32 grams per tonne in the September quarter. The reduced grade was due to the depletion of the high grade zone within Lords South Lower and commencement of mining the lower grade bulk Felsic's area of Lords South Lower. No surface oxides were treated during the September quarter while the June quarter included 20,000 tonnes at 0.87 grams per tonne sourced from a surface oxide trial contributing approximately 500 ounces to production.

Tonnes processed decreased by 15 per cent from 130,000 tonnes in the June quarter to 111,000 tonnes in the September quarter. This decrease was due to processing 20,000 tonnes from the surface oxide trial in the June quarter as mentioned above. The yield decreased by 3 per cent from 4.42 grams per tonne to 4.27 grams per tonne mainly due to lower grade ore mined.

Net operating costs, including gold-in-process movements, decreased by 15 per cent from A$20 million (US$15 million) to A$17 million (US$13 million) mainly due to a decrease in mining costs with a greater portion of mining costs allocated to capital on increased development toward the Oval ore body.

Capital expenditure decreased by 13 per cent from A$8 million (US$6 million) to A$7 million (US$5 million). Capital was mainly incurred on exploration and development to the Oval ore body. The Oval ore body is a recent discovery which is expected to provide the primary ore feed in 2017.

All-in sustaining costs and total all-in cost increased by 7 per cent from A$1,574 per ounce (US$1,167 per ounce) in the June quarter to A$1,688 per ounce (US$1,286 per ounce) in the September quarter due to lower gold sold, partially offset by lower net operating costs and lower capital expenditure.

**Granny Smith**

| | | Sept 2016 | June 2016 |
|---|---|---|---|
| Gold produced | 000'oz | 72.8 | 76.2 |
| Yield | g/t | 6.03 | 6.51 |
| AISC and AIC | A$/oz | 1,167 | 1,081 |
| | US$/oz | 885 | 805 |

Gold production decreased by 4 per cent from 76,200 ounces in the June quarter to 72,800 ounces in the September quarter mainly due to a reduction in grade mined.

Ore mined from underground decreased by 1 per cent from 385,000 tonnes to 381,000 tonnes. Head grade mined decreased from 7.04 grams per tonne in the June quarter to 6.56 grams per tonne in the September quarter due to a reduction in mined grade from Zone 90.

Tonnes processed increased by 4 per cent from 363,000 tonnes in the June quarter to 376,000 tonnes in the September quarter. The yield decreased by 7 per cent from 6.51 grams per tonne to 6.03 grams per tonne reflecting the lower grades mined.

Net operating costs, including gold-in-process movements, were similar at A$46 million (US$35 million). The lower operating cost, due to lower mining and processing costs, including the effect of lower power costs as a result of the commissioning of the new gas power station, was partially offset by a lower gold-in-process credit to cost in the September quarter.

Capital expenditure increased by 10 per cent from A$31 million (US$23 million) in the June quarter to A$34 million (US$26 million) in the September quarter. The higher expenditure related to the purchase of a new production drill and loader during the September quarter, as well as increased capital development and exploration activity.

All-in sustaining costs and total all-in cost increased by 8 per cent from A$1,081 per ounce (US$805 per ounce) in the June quarter to A$1,167 per ounce (US$885 per ounce) in the September quarter mainly due to decreased gold sold and higher capital expenditure.

# Underground and surface

| UNITED STATES DOLLARS, IMPERIAL OUNCES WITH METRIC TONNES AND GRADE | | Total Mine Operations | South Africa Region | West Africa Region | | | South America Region | Australia Region | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | Ghana | | | Peru | Australia | | | | |
| | | | South Deep | Total | Tarkwa | Damang | Cerro Corona | Total | St Ives | Agnew/ Lawlers | Darlot | Granny Smith |
| **Ore milled/treated (000 tonnes)** | | | | | | | | | | | | |
| – underground ore | **September 2016** | **1,404** | **427** | **-** | **-** | **-** | **-** | **977** | **178** | **312** | **111** | **376** |
| | June 2016 | 1,313 | 419 | - | - | - | - | 894 | 139 | 282 | 110 | 363 |
| | September 2015 | 1,390 | 335 | - | - | - | - | 1,055 | 276 | 294 | 125 | 360 |
| – underground waste | **September 2016** | **26** | **26** | **-** | **-** | **-** | **-** | **-** | **-** | **-** | **-** | **-** |
| | June 2016 | 24 | 24 | - | - | - | - | - | - | - | - | - |
| | September 2015 | 19 | 19 | - | - | - | - | - | - | - | - | - |
| – surface ore | **September 2016** | **7,226** | **86** | **4,604** | **3,475** | **1,129** | **1,709** | **827** | **827** | **-** | **-** | **-** |
| | June 2016 | 7,035 | 158 | 4,271 | 3,300 | 971 | 1,775 | 831 | 811 | - | 20 | - |
| | September 2015 | 6,887 | 34 | 4,538 | 3,415 | 1,123 | 1,753 | 562 | 561 | - | - | 1 |
| – total milled | **September 2016** | **8,656** | **539** | **4,604** | **3,475** | **1,129** | **1,709** | **1,804** | **1,005** | **312** | **111** | **376** |
| | June 2016 | 8,372 | 601 | 4,271 | 3,300 | 971 | 1,775 | 1,725 | 950 | 282 | 130 | 363 |
| | September 2015 | 8,295 | 387 | 4,538 | 3,415 | 1,123 | 1,753 | 1,617 | 837 | 294 | 125 | 361 |
| **Yield (grams per tonne)** | | | | | | | | | | | | |
| – underground ore | **September 2016** | **5.2** | **5.0** | **-** | **-** | **-** | **-** | **5.5** | **4.5** | **5.8** | **4.3** | **6.0** |
| | June 2016 | 5.9 | 5.7 | - | - | - | - | 6.2 | 5.8 | 6.3 | 5.0 | 6.5 |
| | September 2015 | 5.7 | 5.1 | - | - | - | - | 6.0 | 4.4 | 6.1 | 6.3 | 7.1 |
| – underground waste | **September 2016** | **-** | **-** | **-** | **-** | **-** | **-** | **-** | **-** | **-** | **-** | **-** |
| | June 2016 | - | - | - | - | - | - | - | - | - | - | - |
| | September 2015 | - | - | - | - | - | - | - | - | - | - | - |
| – surface ore | **September 2016** | **1.3** | **0.1** | **1.3** | **1.3** | **1.1** | **1.1** | **2.5** | **2.5** | **-** | **-** | **-** |
| | June 2016 | 1.3 | 0.1 | 1.2 | 1.3 | 1.0 | 1.1 | 2.4 | 2.4 | - | 1.0 | - |
| | September 2015 | 1.4 | 0.2 | 1.3 | 1.4 | 1.2 | 1.4 | 2.4 | 2.5 | - | - | - |
| – combined | **September 2016** | **2.0** | **4.0** | **1.3** | **1.3** | **1.1** | **1.1** | **4.1** | **2.8** | **5.8** | **4.3** | **6.0** |
| | June 2016 | 2.0 | 4.0 | 1.2 | 1.3 | 1.0 | 1.1 | 4.3 | 2.9 | 6.3 | 4.4 | 6.5 |
| | September 2015 | 2.1 | 4.4 | 1.3 | 1.4 | 1.2 | 1.4 | 4.7 | 3.1 | 6.1 | 6.3 | 7.1 |
| **Gold produced (000 ounces)** | | | | | | | | | | | | |
| – underground ore | **September 2016** | **240.7** | **69.2** | **-** | **-** | **-** | **-** | **171.5** | **25.7** | **57.8** | **15.3** | **72.8** |
| | June 2016 | 253.0 | 76.1 | - | - | - | - | 177.0 | 25.8 | 57.2 | 17.8 | 76.2 |
| | September 2015 | 259.0 | 54.7 | - | - | - | - | 204.3 | 39.4 | 57.5 | 25.4 | 82.1 |
| – underground waste | **September 2016** | **-** | **-** | **-** | **-** | **-** | **-** | **-** | **-** | **-** | **-** | **-** |
| | June 2016 | - | - | - | - | - | - | - | - | - | - | - |
| | September 2015 | - | - | - | - | - | - | - | - | - | - | - |
| – surface ore | **September 2016** | **314.7** | **0.2** | **187.5** | **148.6** | **38.9** | **61.2** | **65.8** | **65.8** | **-** | **-** | **-** |
| | June 2016 | 292.9 | 0.4 | 164.4 | 134.1 | 30.3 | 64.6 | 63.6 | 63.0 | - | 0.6 | - |
| | September 2015 | 317.5 | 0.3 | 193.8 | 149.4 | 44.4 | 79.2 | 44.3 | 44.3 | - | - | - |
| – total | **September 2016** | **555.4** | **69.4** | **187.5** | **148.6** | **38.9** | **61.2** | **237.3** | **91.5** | **57.8** | **15.3** | **72.8** |
| | June 2016 | 546.0 | 76.5 | 164.4 | 134.1 | 30.3 | 64.6 | 240.6 | 88.8 | 57.2 | 18.5 | 76.2 |
| | September 2015 | 576.5 | 54.9 | 193.8 | 149.4 | 44.4 | 79.2 | 248.6 | 83.6 | 57.5 | 25.4 | 82.1 |
| **Operating costs (dollar per tonne)** | | | | | | | | | | | | |
| – underground | **September 2016** | **128** | **157** | **-** | **-** | **-** | **-** | **111** | **120** | **122** | **119** | **95** |
| | June 2016 | 128 | 155 | - | - | - | - | 110 | 103 | 119 | 137 | 99 |
| | September 2015 | 124 | 178 | - | - | - | - | 104 | 91 | 120 | 128 | 97 |
| – surface | **September 2016** | **25** | **2** | **26** | **26** | **26** | **21** | **29** | **29** | **-** | **-** | **-** |
| | June 2016 | 26 | - | 26 | 24 | 30 | 21 | 42 | 43 | - | 30 | - |
| | September 2015 | 29 | 3 | 30 | 25 | 43 | 21 | 46 | 43 | - | - | - |
| – total | **September 2016** | **41** | **133** | **26** | **26** | **26** | **21** | **73** | **45** | **122** | **119** | **95** |
| | June 2016 | 42 | 114 | 26 | 24 | 30 | 21 | 78 | 52 | 119 | 116 | 99 |
| | September 2015 | 45 | 162 | 30 | 25 | 43 | 21 | 84 | 59 | 120 | 128 | 97 |

# Administration and corporate information

## Corporate Secretary

**Lucy Mokoka**
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: lucy.mokoka@goldfields.com

## Registered office

**JOHANNESBURG**
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

## Office of the United Kingdom secretaries

**LONDON**
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
e-mail: general@corpserv.co.uk

## American depository receipts transfer agent

**Shareholder Correspondence should be mailed to:**
BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170

**Overnight Correspondence should be sent to:**
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
e-mail: shrrelations@cpushareownerservices.com

Phone Numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign

## Gold Fields Limited

Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

## Listings

JSE / NYSE / GFI
SWX: GOLI

## Investor enquiries

**Avishkar Nagaser**
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.com

## Media enquiries

**Sven Lunsche**
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.com

## Transfer secretaries

**SOUTH AFRICA**
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

**UNITED KINGDOM**
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute plus network extras, lines are open 8:30am – 5:00pm Mon-Fri] or [from overseas]
Overseas: +44 20 8639 5000
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com
Calls cost 12p per minute plus your phone company's access charge.
If you are outside the United Kingdom, please call +44 371 664 0300.
Calls outside the United Kingdom will be charged at the applicable international rate.
The helpline is open between 9:00am – 5:30pm. Monday to Friday excluding public holidays in England and Wales.

## Sponsor

J.P. Morgan Equities South Africa (Pty) Ltd

## Directors

CA Carolus° (*Chair*) RP Menell° (Deputy Chair)
NJ Holland*• *(Chief Executive Officer)* PA Schmidt• *(Chief Financial Officer)*
A Andani#° K Ansah# ° PJ Bacchus° TP Goodlace° AR Hill≠°
DMJ Ncube° SP Reidˆ° YGH Suleman° GM Wilson°

* British # Ghanaian ≠ Canadian ˆ Australian
° Independent Director • Non-independent Director

## Website

**www.goldfields.com**

# Forward looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
- changes in assumptions underlying Gold Fields' mineral reserve estimates;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
- the ability to achieve anticipated cost savings at existing operations;
- the success of the Group's business strategy, development activities and other initiatives;
- the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
- decreases in the market price of gold or copper;
- the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field's operations;
- the occurrence of work stoppages related to health and safety incidents;
- loss of senior management or inability to hire or retain employees;
- fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
- the occurrence of labour disruptions and industrial actions;
- power cost increases as well as power stoppages, fluctuations and usage constraints;
- supply chain shortages and increases in the prices of production imports;
- the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields' facilities and Gold Fields' overall cost of funding;
- the adequacy of the Group's insurance coverage;
- the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
- changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
- fraud, bribery or corruption at Gold Field's operations that leads to censure, penalties or negative reputational impacts; and
- political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 24 October 2016

By:        /s/ Nicholas J. Holland

Name:      Nicholas J. Holland
Title:      Chief Executive Officer